January 22, 2007

Via Facsimile (415) 773-5759 and U.S. Mail

Alan Talkington, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco,  CA 94105

      Re:	Phoenix Technologies Ltd.
		Preliminary Proxy Statement on Schedule 14A filed
January
16, 2007
      Soliciting Materials filed pursuant to Rule 14a-12 filed
January 17, 2007
		File No. 0-17111

Dear Mr. Talkington:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. Please revise the document throughout to indicate the color of your proxy card.
2. Please fill in the blanks in your document.



Cover Page
3. Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-
6(e)(1) of Regulation 14A.
4. We note that proxies may be solicited "personally, by telephone, email, facsimile, postings to the Internet, electronic means or otherwise." Revise to describe all methods that you plan to employ in order to solicit proxies. We also remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In addition, please advise us whether proxies will be solicited via Internet chat rooms or postings on web sites.

Security Ownership of Certain Beneficial Owners and Management,
page
10
5. Refer to footnote 17 to the table in this section. With a view towards revised disclosure, please tell us why you have included the securities beneficially owned by Mr. Arnold and Mr. Banga in one line-item in the table but not elsewhere in the table.

Appendix A
6. We note your disclosure that listed persons "may be deemed" participants. Given that the persons listed meet the definition of participant set forth in Item 4 of Schedule 14A, please revise your disclosure to definitively state that the listed persons are participants in your solicitation.

Miscellaneous Information Concerning Participants, page A-3
7. With respect to your disclosure in this section, please tell us why you need to qualify your disclosure "to the best knowledge" of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Soliciting Materials
8. For future reference, please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as
Rule 14a-12 material.  See Section II.C.1.b of SEC Release No. 33-
7760.


Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Alan Talkington, Esq.
Orrick, Herrington & Sutcliffe LLP
January 22, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE